UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. das Nações Unidas, 14,401 – 22nd to 25th. Floors, Torre Jequitiba

Condomínio Parque da Cidade, Chácara Santo Antônio – 04730-090

São Paulo – SP Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE OF DETERMINATION OF THE REDEMPTION PRICE TO HOLDERS OF

BRF S.A.

4.75% SENIOR NOTES DUE 2024

(CUSIP: 10552T AF4; P1905CAE0)

(ISIN: US10552TAF49; USP1905CAE05)

Date: October 2, 2023

NOTICE IS HEREBY GIVEN by BRF S.A., a corporation (sociedade anônima) organized under the laws of Brazil (the “Company”), in connection with the full redemption of the aggregate principal amount of its outstanding 4.75% Senior Notes due 2024 (the “Notes”), under CUSIP Nos. 10552T AF4; P1905CAE0, and ISINs US10552TAF49; USP1905CAE05, on October 5, 2023, pursuant to the terms and conditions of the indenture, dated as of May 22, 2014, as amended on December 22, 2016 and on December 31, 2018 (the “Indenture”), among the Company, as Issuer, The Bank of New York Mellon, as Trustee, U.S. Paying Agent, Registrar and U.S. Transfer Agent, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, as informed to all holders of the Notes (the “Holders”) on September 5, 2023 (the “Initial Notice”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Indenture.

The Redemption Price for each US$1,000 principal amount of Notes will be US$1,000.

On the Redemption Date, the Holders of outstanding Notes called for redemption will receive, per each US$1,000 principal amount of Notes, US$1,000 plus accrued and unpaid interest in the amount of US$17.42 from May 22, 2023 to, but excluding, the Redemption Date.

This notice supplements the Initial Notice.

No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

BRF S.A.

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (TIN) provided is correct, and that such Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

* * *

This Current Report on Form 6-K may include certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Current Report on Form 6-K include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2023

BRF S.A.

By: /s/ Fabio Luis Mendes Mariano
Name: Fabio Luis Mendes Mariano
Title: Chief Financial and Investor Relations Officer